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May 22, 2013

VIA EDGAR AND E-MAIL

Nicholas P. Panos, Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	Morgans Hotel Group Co.

Amendment No. 1, filed on May 22, 2013, to the Preliminary Proxy Statement on

Schedule 14A filed on May 17, 2013

File No. 001-33738

Dear Mr. Panos:

We write on behalf of Morgans Hotel Group Co. (the “Company”) in response to our telephone conference with you this morning regarding the review by the Securities and Exchange Commission (the “Commission”) of the Company’s Amendment No. 1 to the Preliminary Proxy Statement filed on Schedule 14A with the Commission on May 17, 2013 (File No. 001-33738), filed with the Commission on May 22, 2013 (“Amendment No. 1”) relating to the Company’s reconvened annual meeting of stockholders to be held on June 14, 2013.

Concurrently with the filing of this letter on May 22, 2013, the Company has filed its Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”).

The Proxy Statement contains revised disclosure to address your comment regarding the identity of “participants” (as such term is defined in Instruction 3 to Item 4 of Schedule 14A of Regulation 14A) in the proxy solicitation which was included in Amendment No. 1. See page 15 of the Proxy Statement which deleted the phrase “deemed to be” from the sentence set forth below:

Under applicable regulations of the Securities and Exchange Commission (the “SEC”), in addition to the Company, each person who is a member of our Board and each person who is an executive officer of the Company listed under “The

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in: Alicante Amsterdam Baltimore Beijing Berlin Brussels Caracas Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston London Los Angeles Madrid Miami Milan Moscow Munich New York Northern Virginia Paris Philadelphia Prague Rio de Janeiro Rome San Francisco Shanghai Silicon Valley Singapore Tokyo Ulaanbaatar Warsaw Washington DC Associated offices: Budapest Jakarta Jeddah Riyadh Zagreb. For more information see www.hoganlovells.com

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Company’s Board of Directors and Certain Executive Officers” in Annex A is ~~deemed to be~~ a “participant” in the Company’s proxy solicitation.

Thank you for your courtesy and cooperation this matter.

The undersigned, on behalf of the Company, hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John B. Beckman at (202) 637-5464 or Joseph G. Connolly, Jr. at (202) 637-5625 if you have any questions or need any additional information.

Sincerely,

/s/ John B. Beckman

John B. Beckman

Partner

Hogan Lovells US LLP

/s/ Joseph G. Connolly, Jr.

Joseph G. Connolly, Jr.

Partner

Hogan Lovells US LLP

cc:	Michael J. Gross

Chief Executive Officer

Morgans Hotel Group Co.

David Smail

Executive Vice President and General Counsel

Morgans Hotel Group Co.

Bruce Gilchrist

Partner

Hogan Lovells US LLP